Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	15th April 2005
Maurizio Dessolis	FOR IMMEDIATE RELEASE

Chief Financial Officer

Tel. +39 0437 7777

Fax +39 0437 770727

e-mail: investor@derigo.com

NYSE: DER

DE RIGO

REPORTS RESULTS FOR FULL YEAR 2004

On April 14th, the board of directors of De Rigo S.p.A. approved the unaudited consolidated results for full year 2004, which evidenced strong growth in the Group’s operating profitability.

Highlights of the Group’s unaudited consolidated results for 2004 include:

•

Net sales amounted to EUR 514.4 m1, an increase of 1.9% from the EUR 504.8 m posted last year. The sales results confirmed the positive trends in the Group’s current businesses, as comparisons with the prior year were affected by De Rigo’s sale during July 2003 of the controlling interest in Eyewear International Distribution (“EID”), a joint venture with the Prada Group. Excluding EID’s sales[2] from the Group’s results for 2003, the year on year increase in consolidated net sales was 6.1%.

•	Income from operations before depreciation and amortization[3] increased by 7.5% to EUR 55.7 m from the EUR 51.8 m posted in 2003, and represented 10.8% of net sales, as compared with 10.3% last year.
•	Income from operations grew by 15.7% to EUR 28.8 m from the EUR 24.9 m recorded in 2003, and represented 5.6% of net sales, as compared with 4.9% last year.
•

Net income amounted to EUR 14.5 m, a decrease of 21.6% from the EUR 18.5 m recorded in 2003, when earnings were positively affected by the Group’s gain on the disposal of its controlling interest in EID, which contributed EUR 11.8 m to other income, net (including EUR 3.7 m attributable to other investors, which was deducted from the Group’s consolidated results as part of minority interests). Net income represented 2.8% of net sales, as compared with 3.7% last year.

•

At 31st December 2004, the net financial position[4] of the De Rigo Group was positive and amounted to EUR 6.2 m, as compared with the net debt of EUR 3.6 m recorded at 31st December 2003, primarily as a result of 2004 net earnings and improvements in working capital, that were reflected in an increase in cash and cash equivalents and a decrease in borrowings.

_________________________

1The Group reports its results in Euro. On April 13th, 2005, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 = USD 1.2922. The financial results reported in this press release have not yet been audited by the Group’s independent registered public accountants and are presented on the basis of accounting principles generally accepted in Italy (“Italian GAAP”).

2Reconciliations detailing the Group’s consolidated Italian GAAP sales results and those of its wholesale & manufacturing business segment excluding sales made by or to EID are provided on the tables accompanying this release.

3The Group believes that the income from operations before depreciation and amortization and the other non-Italian GAAP data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. The Group’s management uses income from operations before depreciation and amortization as one of the bases on which it analyses the performance of the Group and its segments, as management generally does not have control over the amortization periods for goodwill and other intangibles or the related depreciation amounts. Income from operations before depreciation and amortization should not, however, be considered in isolation as a substitute for net income, operating income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Group calculates income from operations before depreciation and amortization as being equal to income from operations plus depreciation and amortization, as detailed in the table accompanying this release, which also includes a detailed reconciliation between income from operations before depreciation and amortization and the other non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures.
4In accordance with Italian practice, management uses net financial position as the primary measure of the Group’s debt position. A detailed reconciliation between the net financial position and the most directly comparable Italian GAAP measure is provided in the accompanying table.

The results posted by the Group in 2004 reflected the contribution of each of the Company’s business segments.

The following table summarizes the principal unaudited results of each of the Group’s business segments for the periods indicated in millions of EUR:

	Sales		%	Income from		%	Income from		%
Group’s			Change	operations		Change	operations		Change
				before
Business Segments				depreciation and
				amortization

	2004	2003		2004	2003		2004	2003

Wholesale & Manufacturing	134.5	136.2	-1.2%	21.3	18.4	+15.8%	16.2	13.6	+19.1%
Retail	389.8	361.5	+7.8%	34.4	31.2	+10.3%	12.6	9.6	+31.3%
- D&A	248.9	230.8	+7.8%	10.9	10.1	+7.9%	1.9	1.2	+58.3%
- GO	140.9	130.7	+7.8%	23.5	21.1	+11.4%	10.7	8.4	+27.4%
EID	-	19.8	-100.0%	-	2.2	-100.0%	-	1.7	-100.0%
Intercompany Eliminations	-9.9	-12.7	-22.0%	-	-		-	-

Total	514.4	504.8	+1.9%	55.7	51.8	+7.5%	28.8	24.9	+15.7%

 Wholesale & Manufacturing

Sales of the wholesale & manufacturing segment amounted to EUR 134.5 m, a decrease of 1.2% as compared with EUR 136.2 m posted in 2003. Excluding from the 2003 results sales made by the wholesale & manufacturing business segment to EID prior to its disposal, the segment’s sales increased by 0.7%, reflecting strong sales results in certain Far Eastern markets, particularly Japan and Hong Kong, as well as in certain European markets, including Greece and Spain.

Gross margins at the wholesale & manufacturing segment also increased, reflecting both a reduction in the cost of goods sold resulting from improved efficiencies in the manufacturing process and a more favourable sales mix, as the 2003 results had also included relatively lower margin sales to EID. The increase in gross margin was reflected in strong growth in both income from operations before depreciation and amortization and income from operations: income from operations before depreciation and amortization increased by 15.8% to EUR 21.3 m from the EUR 18.4 m recorded in 2003 and represented 15.8% of sales, as compared with 13.5% last year; income from operations increased by 19.1% to EUR 16.2 m from the EUR 13.6 m posted in 2003, and represented 12.0% of sales, as compared with 10.0% last year.

Retail

Sales of the retail segment increased by 7.8% to EUR 389.8 m, as compared with the EUR 361.5 m posted in 2003. The increase in sales reflected same store sales per working day growth of 6.0% at General Optica (“GO”), the Group’s Spanish retail chain, and 6.2% in Pound Sterling terms at Dollond & Aitchison (“D&A”), the Group’s British retail chain, as well as GO’s opening of 6 owned shops and 4 franchised shops during 2004.

Income from operations before depreciation and amortization for the retail segment as a whole increased by 10.3% to EUR 34.4 m, as compared with the EUR 31.2 m posted in 2003 and represented 8.8% of sales, as compared with 8.6% last year. Income from operations for the segment as a whole increased by 31.3% to 12.6 m from the EUR 9.6 m posted in 2003 and represented 3.2% of sales, as compared with 2.7% last year.

The segment’s results reflect the contribution of each of the Group’s two retail chains:

GO grew sales by 7.8% to EUR 140.9 m, while its income from operations before depreciation and amortization increased by 11.4% to EUR 23.5 m from the EUR 21.1 m posted in 2003, representing 16.7% of sales as compared with 16.1% last year. The increase in income from operations before depreciation and amortization reflected both the growth in sales due to increase in same store sales and the opening of both owned and franchised stores, as well as a higher gross margin, notwithstanding an increase in advertising expenses.

Income from operations increased by 27.4% to EUR 10.7 m from the EUR 8.4 m posted in 2003, representing 7.6% of sales, as compared with 6.4% last year.Income from operations increased at a higher rate than income before depreciation and amortization, as depreciation and amortization remained substantially stable, amounting to EUR 12.8 m in 2004, as compared to EUR 12.7 m last year.

D&A’s sales grew by 7.8% to EUR 248.9 m from the EUR 230.8 m posted in 2003. Sales grew by 5.8% in Pound Sterling terms, reflecting the increase in its value against the Euro, while same store sales per working day in Pound Sterling terms increased by 6.2%. The increase in D&A’s sales was primarily attributable to the Company’s aggressive marketing campaigns, which drove increased sales of higher quality products.

As a result of the increase in sales, income from operations before depreciation and amortization increased by 7.9% to EUR 10.9 m from the EUR 10.1 m posted in 2003, representing 4.4% of sales, the same percentage as last year. Income from operations increased by 58.3% to EUR 1.9 m from the EUR 1.2 m posted in 2003, and represented 0.8% of sales, having represented 0.5% last year. As at GO, income from operations increased at a higher rate than income before depreciation and amortization, as depreciation and amortization remained substantially stable, amounting to EUR 9.0 m in 2004, as compared to EUR 8.9 m last year.

 Additional information

•

Basic earnings per share amounted to EUR 0.33 as compared with EUR 0.41 posted in 2003 and diluted earnings per share amounted to EUR 0.33 as compared with EUR 0.41 last year. The stock options plan for the Group’s management was terminated on December, 31st 2004.

•

Income taxes amounted to EUR 12.7 m, as compared with EUR 14.9 m in 2003. The Group’s income was taxed at an effective rate of 46.1%, as compared with an effective tax rate of 39.5% last year. The increase in the effective tax rate primarily reflected the fact that the portion of the Group’s 2003 income attributable to its gross gain on the sale of the controlling interest in EID was taxed at a favourable tax rate.

•

Additions to property, plant and equipment amounted to EUR 17.6 m in 2004, as compared with EUR 11.5 m last year. The increase was primarily attributable to higher investments in the refitting of existing stores and the opening of new stores in the retail segment.

•

The Company is currently authorized to repurchase up to 4,400,000 of its ADSs (representing an equivalent number of ordinary shares), through November 2005. At the date of this announcement, the Company had repurchased a total of 2,448,000 ADSs (representing an equivalent number of ordinary shares), at an average price of 6.08 USD per ADS.

* * * * *

Ennio De Rigo, Chairman of the De Rigo Group, commented on 2004’s results: “The Group’s strong commitment to recoup the sales lost as a result of the disposal of EID was reflected in a slight overall increase in sales, while improvements in our gross margin also contributed to our strong operating results. We are working to capitalize on the opportunities for sales growth afforded by all of the license agreements we have recently entered into, as well as looking to develop additional new business with Ermenegildo Zegna and Jean Paul Gaultier. Looking into the future, we must recognize that general economic conditions are strongly influencing the optical sector in certain markets in which we operate. These challenges will requires us to devote additional effort and to develop new strategies in order to achieve the desired results.”

* * * * *

 De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the leading optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Escada, Ermenegildo Zegna, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini and its own brands Police, Sting and Lozza.

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euro)

	For the twelve months ended December 31,

	2004	2003

NET SALES	514,384	504,801
COST OF SALES	198,900	202,040

GROSS PROFIT	315,484	302,761

COSTS AND EXPENSES
Commissions	11,869	13,432
Advertising and promotion expenses	34,393	32,644
Other selling expenses	204,442	195,532
General and administrative expenses	35,955	36,299

	286,659	277,907

INCOME FROM OPERATIONS	28,825	24,854

OTHER (INCOME) EXPENSES
Interest expense	1,126	2,217
Interest income	(675)	(718)
Other (income) expenses, net	725	(14,483)
	1,176	(12,984)

INCOME BEFORE INCOME TAXES	27,649	37,838

INCOME TAXES	12,737	14,935

INCOME BEFORE MINORITY INTEREST	14,912	22,903

MINORITY INTEREST	434	4,425

NET INCOME	14,478	18,478

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of Euro)

	December 31,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	27,146	19,634
Accounts receivable, trade, net of allowances for doubtful accounts	61,271	61,938
Inventories	51,232	49,366
Deferred income taxes	5,443	13,018
Prepaid expenses and other current assets	14,391	12,393
Total current assets	159,483	156,349
Property, plant and equipment:
Land	16,874	16,848
Buildings	54,658	54,587
Machinery and equipment	24,475	25,491
Office furniture and equipment	94,955	82,800
Construction in progress	19	-
	190,981	179,726
Less: accumulated depreciation	(82,805)	(70,643)
Property, plant and equipment, net	108,176	109,083
Goodwill and intangible assets	97,574	103,891
Deferred income taxes	11,927	1,407
Other non current assets	17,404	6,157

TOTAL ASSETS	394,564	376,887

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of Euro)

	December 31,	December 31,
	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings	20,410	22,569
Current portion of long-term debt	184	166
Accounts payable, trade	70,875	66,141
Commissions payable	212	895
Income taxes payable	4,219	5,452
Deferred income taxes	767	1,392
Accrued expenses and other current liabilities	28,970	27,223
Total current liabilities	125,637	123,838
Termination indemnities and other employee benefits	10,142	9,755
Deferred income taxes	9,835	8,670
Long–term debt, less current portion	341	497
Other non current liabilities	7,200	7,243
Shareholder's equity:
Capital stock	11,683	11,626
Additional paid-in capital	54,599	54,490
Retained earnings	175,891	161,413
Foreign currency translation adjustments	(5,801)	(5,682)
Revaluation surplus	5,037	5,037
Total shareholders' equity	241,409	226,884
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	394,564	376,887

 Reconciliation of income from operations before depreciation and amortization with most directly comparable Italian GAAP measure

(In millions of Euro)

De Rigo Group	2004	2003	% Change
Income from operations	28.8	24.9	15.7%
Amortization of goodwill	6.3	6.8	-7.4%
Amortization of other intangibles	2.2	2.4	-8.3%
Depreciation	18.4	17.7	4.0%
Income from operations before depreciation and amortization	55.7	51.8	7.5%

Wholesale & Manufacturing	2004	2003	% Change
Income from operations	16.2	13.6	19.1%
Amortization of goodwill	0.3	0.8	-62.5%
Amortization of other intangibles	1.0	1.0	0.0%
Depreciation	3.8	3.0	26.7%
Income from operations before depreciation and amortization	21.3	18.4	15.8%

Retail	2004	2003	% Change
Income from operations	12.6	9.6	31.3%
Amortization of goodwill	6.0	6.0	0.0%
Amortization of other intangibles	1.2	1.3	-7.7%
Depreciation	14.6	14.3	2.1%
Income from operations before depreciation and amortization	34.4	31.2	10.3%

Dollond & Aitchison	2004	2003	% Change
Income from operations	1.9	1.2	58.3%
Amortization of goodwill	1.6	1.6	0.0%
Amortization of other intangibles	0.3	0.5	-40.0%
Depreciation	7.1	6.8	4.4%
Income from operations before depreciation and amortization	10.9	10.1	7.9%

General Optica	2004	2003	% Change
Income from operations	10.7	8.4	27.4%
Amortization of goodwill	4.4	4.4	0.0%
Amortization of other intangibles	0.9	0.8	12.5%
Depreciation		7.5	0.0%
Income from operations before depreciation and amortization	23.5	21.1	11.4%

EID	2004	2003
Income from operations	0.0	1.7
Amortization of goodwill	0.0	0.0
Amortization of other intangibles	0.0	0.1
Depreciation	0.0	0.4
Income from operations before depreciation and amortization	0.0	2.2

Reconciliation of Net Financial Position with most directly comparable Italian GAAP measure

(In millions of Euro)

	December 31, 2004	December 31, 2003
Cash and cash equivalents	27.1	19.6
Bank Borrowings	-20.4	-22.5
Current portion of long term debt	-0.2	-0.2
Long term debt, less current portion	-0.3	-0.5
Net Financial Position	6.2	-3.6

 Reconciliation of consolidated Italian GAAP sales results with consolidated sales excluding sales made by EID (In millions of Euro)

	2003	2004
	Net Sales	Net Sales	% change
Wholesale & Manufacturing	136.2	134.5	-1.2%
Retail	361.5	389.8	+7.8%
- D&A	230.8	248.9	+7.8%
- GO	130.7	140.9	+7.8%
Elimination of Intercompany Sales	-12.7	-9.9	-22.0%

Consolidated net sales excluding sales by EID	485.0	514.4	+6.1%

EID	19.8	0.0

Consolidated net sales	504.8	514.4	+1.9%

Reconciliation of sales of wholesale & manufacturing business segment with the segment’s sales excluding sales made to EID (In millions of Euro)

	2003	2004
	Net Sales	Net Sales	% change
Wholesale & Manufacturing sales	136.2	134.5	-1.2%
- of which sales to EID	-2.6	0.0

Wholesale & Manufacturing sales excluding sales to EID	133.6	134.5	+0.7%

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer